CORPORATE CAPITAL TRUST II
450 SOUTH ORANGE AVENUE
ORLANDO, FLORIDA 32801

December 20, 2016

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Karen Rossotto

Re:	Corporate Capital Trust II
Post-Effective Amendment to Registration Statement on Form N-2
File Number 333-199018

Dear Ms. Rossotto:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Corporate Capital Trust II, a Delaware statutory trust, respectfully requests acceleration of the effective date of its post-effective amendment to its Registration Statement on Form N-2 (File No. 333-199018) so that such Registration Statement may be declared effective as soon as practicable.

We request that we be notified of such effectiveness by a telephone call to Kenneth E. Young of Dechert LLP at (215) 994-2988 and that such effectiveness also be confirmed in writing.

Very truly yours,

CORPORATE CAPITAL TRUST II

By:	/s/ Steven D. Shackelford
Name:	Steven D. Shackelford
Title:	President and Chief Financial Officer